UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MINERVA NEUROSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number of Class of Securities)

Remy Luthringer, Ph.D.

Chief Executive Officer

Minerva Neurosciences, Inc.

1601 Trapelo Road, Suite 286

Waltham, MA 02451

(617) 600-7373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Marc Recht Ryan Sansom Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736 (617) 937-2300	Frederick Ahlholm Chief Accounting Officer Minerva Neurosciences, Inc. 1601 Trapelo Road Suite 286 Waltham, MA 02451 (617) 600-7373

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$9,680,486.56	$1,056.14

1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 7,806,844 shares of the issuer’s common stock, having an aggregate value of $9,680,486.56 as of July 1, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated July 6, 2021 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Minerva Neurosciences, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 1601 Trapelo Road, Suite 286, Waltham, MA 02451, and the telephone number of its principal executive offices is (617) 600-7373.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an award of performance-based restricted stock units of the Company. The Company’s executive officers, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2021, will be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”) before July 1, 2020, approximately one year before the commencement date of the Exchange Offer, and has a per share exercise price equal to or greater than $4.47. As of July 1, 2021, Eligible Options to purchase 7,806,844 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant an award of performance-based restricted stock units (each, a “New PRSU”) following the Expiration Time (as defined in the Exchange Offer) subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New PRSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address of each executive officer and director of the Company is:

Minerva Neurosciences, Inc.

1601 Trapelo Road, Suite 286

Waltham, MA 02451

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Dr. Remy Luthringer	Chief Executive Officer and Executive Chairman
Geoffrey Race	Executive Vice President, Chief Financial Officer and Chief Business Officer
Dr. Michael Davidson	Chief Medical Officer
Joseph Reilly	Senior Vice President and Chief Operating Officer
Frederick Ahlholm	Senior Vice President and Chief Accounting Officer
Dr. Jay B. Saoud	Senior Vice President, Head of Research and Development

Directors
William F. Doyle	Director
Hans Peter Hasler	Director
Jan van Heek	Director
Jeryl Hilleman	Director
David Kupfer, MD	Director
Fouzia Laghrissi-Thode, MD	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New PRSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Minerva; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(36) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New PRSUs”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The consideration used in the Exchange Offer will be New PRSUs. The information set forth in Item 4(a) above, and the information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum, are incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Minerva; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated July 6, 2021

(a)(1)(B)	Form of Announcement Email to Eligible Holders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(a)(1)(K)	Form of New PRSU Grant Notice and Agreement for New PRSUs Granted under Offer to Exchange Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-36517), filed with the SEC on December 16, 2016).

(b)	Not applicable

(d)(1)	Minerva Neurosciences, Inc. Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on June 11, 2018).

(d)(2)	Minerva Neurosciences, Inc. Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 3, 2020).

(d)(3)	Form of Option Grant Agreement under the Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K (File No. 001-36517), filed with the SEC on March 13, 2017).

(d)(4)	Form of Restricted Stock Unit Agreement under the Amended and Restated 2013 Equity Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on December 16, 2016).

(d)(5)	Investor Rights Agreement among the Registrant f/k/a Cyrenaic Pharmaceuticals, Inc. and certain of its security holders, dated as of August 29, 2007 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(6)	Amendment No. 1 to Investor Rights Agreement among the Registrant and certain of its security holders, dated as of December 20, 2013 (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(7)	Share Purchase Agreement between the Registrant, Mind-NRG SA and Various Shareholders dated as of February 11, 2014 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(8)	Common Stock Purchase Agreement between Johnson & Johnson Development Corporation and the Registrant, dated as of February 13, 2014 (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(9)	Loan Agreement by and among certain stockholders and their affiliates and the Registrant, dated as of April 30, 2014 (incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(10)	Loan Agreement by and among certain stockholders and their affiliates and the Registrant, dated as of May 23, 2014 (incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(11)	Stock Purchase Agreement between Care Capital Investments III LP, Index Ventures III L.P. and the Registrant f/k/a Cyrenaic Pharmaceuticals, Inc., dated as of August 29, 2007 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(12)	Amendment No. 1 to Stock Purchase Agreement between Care Capital Investments III LP, Index Ventures III L.P. and the Registrant and various Shareholders, dated as of March 28, 2014 (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(13)	Employment Agreement between Remy Luthringer and Mind-NRG SA, the Registrant’s subsidiary, dated as of April 8, 2014 (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(14)	Employment Agreement between Geoffrey Race and Mind-NRG SA, the Registrant’s subsidiary, dated as of April 8, 2014 (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-195169), filed with the SEC on April 9, 2014).

(d)(15)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(16)	Employment Agreement between Joseph Reilly and the Registrant, dated as of December 23, 2013 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-195169), filed with the SEC on June 10, 2014).

(d)(17)	Form of Securities Purchase Agreement between certain investors referenced therein and the Registrant, dated as of March 13, 2015 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on March 18, 2015).

(d)(18)	Form of Registration Rights Agreement between certain investors referenced therein and the Registrant, dated as of March 13, 2015 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on March 18, 2015).

(d)(19)	Amended and Restated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 2, 2018).

(d)(20)	Employment Agreement between Frederick Ahlholm and the Registrant, dated as of May 30, 2014 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 5, 2015).

(d)(21)	Common Stock Purchase Agreement, dated March 17, 2016, by and between David Kupfer and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on March 18, 2016).

(d)(22)	Employment Agreement, dated as of August 1, 2016, by and between Mind-NRG SARL and Dr. Remy Luthringer (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 4, 2016).

(d)(23)	Employment Agreement, dated as of August 1, 2016, by and between Mind-NRG SARL and Geoffrey Race (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 4, 2016).

(d)(24)	Employment Agreement, dated as of August 1, 2016, by and between the Registrant and Frederick Ahlholm (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 4, 2016).

(d)(25)	Employment Agreement, dated as of August 1, 2016, by and between the Registrant and Mark S. Levine (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 4, 2016).

(d)(26)	Employment Agreement, dated as of August 1, 2016, by and between the Registrant and Joseph Reilly (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on August 4, 2016).

(d)(27)	Stock Repurchase Agreement dated June 13, 2017 by and between the Registrant and Johnson & Johnson Innovation-JJDC Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on June 14, 2017).

(d)(28)	Offer Letter by and between the Registrant and Rick Russell, dated October 31, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on December 11, 2017).

(d)(29)	New Hire Inducement Stock Option Grant by and between the Registrant and Rick Russell, dated December 11, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on December 11, 2017).

(d)(30)	New Hire Inducement Restricted Stock Unit Grant by and between the Registrant and Rick Russell, dated December 11, 2017 (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 8-K (File No. 001-36517), filed with the SEC on December 11, 2017).

(d)(31)	Remy Luthringer Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(d)(32)	Geoffrey Race Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(d)(33)	Jay Saoud Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(d)(34)	Frederick Ahlholm Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(d)(35)	Joseph Reilly Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(d)(36)	Michael Davidson Retention Benefits Letter Agreement (redacted) (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-36517), filed with the SEC on November 2, 2020).

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINERVA NEUROSCIENCES, INC.

By:	/s/ Remy Luthringer, Ph.D.
Remy Luthringer, Ph.D.
Executive Chairman and Chief Executive Officer

Dated: July 6, 2021